SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
                         NoFire Technologies, Inc.

(Name of Issuer)
                 Common Stock, par value $0.20 per share

(Title of Class of Securities)
                            654865  10  4

(CUSIP Number)
Sam Gottfried 21 Industrial Ave. Upper Saddle River, NJ 07458
                                201-818-1616

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
                             November 8, 2004

(Date of Event which Requires Filing of this Statement)


CUSIP No. ..................................



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons



...........Sam Gottfried......###-##-####................................



2.
Check the Appropriate Box if a Member of a Group



(a)
..............................................................................
..


(b)

.................X.........................................................
..


3.
SEC Use Only
...........................................................................



4.
Source of Funds (See Instructions)
..................SC...................................................



5.
Check if Disclosure of Legal Proceedings Is Require
Pursuant to Items 2(d) or 2(e)
 .................



6.
Citizenship or Place of Organization
.......................United States........................................


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power
..............4,805,481.................................................




8.
Shared Voting Power
..............-0-.................................................




9.
Sole Dispositive Power
..........4,805,481.......................................................




10.
Shared Dispositive Power
 ..........-0-............................................



11.
Aggregate Amount Beneficially Owned by Each Reporting Person
..................4,805,481............................



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
) ...........



13.
Percent of Class Represented by Amount in Row (11)
 ................14.6 %.............................................
..


14.
Type of Reporting Person (See Instructions)
.................IN....................................................














Item 1.          Security and Issuer.

                    The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.20 per share (the "Common
 Stock"), of NoFire Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 21 Industrial Avenue, Upper Saddle River, New Jersey 07458.

Item 2.          Identity and Background.

(a.): Sam Gottfried
(b.): Business address: 21 Industrial Ave. Upper Saddle River, NJ 07458
(c.): Mr. Gottfried's principal occupation is an officer of NoFire
       Technologies, Inc.. Mr. Gottfried is a United States citizen.
(d.) & (e.): During the last five years Mr. Gottfried has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

                    The entire cost of $504,767.32 is for the conversion of a Convertible Bond for $498,000.00 plus interest of $6,767.32.

Item 4.           Purpose of Transaction.

                     Mr Gottfried has decided to convert his bond in order to reduce the outstanding debt of the corporation.

                    Mr. Gottfried does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.
a. Mr. Gottfried beneficially owns 4,805,481 shares of the $0.20 per share par value Common Stock of the Issuer: the only class of shares authorized by the issuer, and warrants to purchase 10,816,443 common shares which are not exercisable until said time when the authorized capitalization is raised to accommodate the conversion of these warrants.


b. Mr. Gottfried has the sole power to vote all of the shares noted in paragraph (a).

c. Mr. Gottfried has not made any transactions in the reported shares in the past 60 days.

d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Gottfried.

Item 6.          Contracts, Arrangements, Understandings or Relationships with
                     Respect to Securities of the Issuer.

          The only contract between Mr. Gottfried and the Company is included in Exhibit 1 to this respect. Refer to that Exhibit for any and all of the arrangements and understandings between the parties.

Item 7.          Material to be filed as Exhibits.

Exhibit 1.          Convertible Bond and Conversion of Debt Agreement




                                                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

November 8, 2004                        ____________________________
                                                                  Sam Gottfried
C:\admin\docs\13D\Sam Gottfried 11-8-04